                                                                    EXHIBIT 12.1

                              BROADCOM CORPORATION
    STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)


                                             1999           2000            2001            2002            2003
                                         -----------    -----------     -----------     -----------     -----------
Income (loss) before income taxes        $   101,301    $  (691,775)    $(2,798,777)    $(1,938,982)    $  (934,738)

Add fixed charges
  Interest expense                               751            332           5,041           3,569           1,056
  Debt issuance cost amort                        --             --              --              --              --
  Interest within rental expense               2,310          5,810          10,850          12,250          11,771
                                         -----------    -----------     -----------     -----------     -----------
Subtotal fixed charges                         3,061          6,142          15,891          15,819          12,827

Total income (loss) before income
  taxes and fixed charges                $   104,362    $  (685,633)    $(2,782,886)    $(1,923,163)    $  (921,911)
                                         ===========    ===========     ===========     ===========     ===========

Ratio of fixed charges to income
  (loss) before income taxes and
  fixed charges (1)                             34.1x            na              na              na              na
                                         ===========    ===========     ===========     ===========     ===========

(1) Earnings were inadequate to cover fixed charges by $685.6 million for the year ended December 31, 2000, $2.783 billion for the year ended December 31, 2001, $1.923 billion for the year ended December 31, 2002 and $921.9 million for the year ended December 31, 2003.